Exhibit 99.1

AETERNA zentaris announces Abstract of results from First Pediatric Study of Macimorelin accepted for presentation at the 22nd European Congress of Endocrinology

CHARLESTON, S.C., July 30, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) ( the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that the abstract on study results of its first pediatric study on macimorelin has been selected for presentation at the 22nd European Congress of Endocrinology (e-ECE 2020) being held September 5-9, 2020.

The accepted abstract titled Pharmacokinetics and pharmacodynamics of macimorelin acetate (AEZS-130) in paediatric patients with suspected growth hormone deficiency (GHD), will be presented as an ePoster accommodated by an audio commentary during the event.

Abstracts are under embargo until published in Endocrine Abstracts before the start of e-ECE 2020. Endocrine Abstracts is an entirely online, open-access and fully citable collection of all the abstracts from e-ECE 2020. Once the abstract is made public, it will be available on the Company’s website.

About e-ECE 2020

The European Congress of Endocrinology is the European Society of Endocrinology’s premier event, attracting over 3,500 international delegates each year across the spectrum of endocrinology. The event is a showcase of the best of science and clinical practice across the fields of endocrinology and metabolism, and aims to deliver to all audiences interested in the field, whether you are an experienced consultant, a scientist or a nurse, and whether you are well advanced in your career or just starting out. e-ECE 2020 is this year’s fully digital Congress bringing you the latest innovations in endocrine research and patient care. For more information, please visit the event website.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the SEC, and other factors discussed under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 (File No. 333-232935) filed with the SEC and other documents subsequently filed with or furnished to the SEC. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to regain compliance with the continued listing requirements of the NASDAQ and continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com